UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 31, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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ROCHESTER RESOURCES LTD.

                                                    SECURITY CLASS

                                                    HOLDER ACCOUNT NUMBER






FORM OF PROXY - ANNUAL AND SPECIAL MEETING TO BE HELD ON NOVEMBER 19, 2008


THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a
     corporation   or  another   individual  you  may  be  required  to  provide
     documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

              PROXIES SUBMITTED MUST BE RECEIVED BY 10:00 AM, PST
                          ON MONDAY NOVEMBER 17, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

TO VOTE USING THE TELEPHONE                  TO VOTE USING THE INTERNET
O Call the number listed BELOW               O Go to the following web site:
  from a touch tone telephone.                 www.investorvote.com
1-866-732-VOTE (8683) TOLL FREE

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.

VOTING BY MAIL may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

TO VOTE BY TELEPHONE OR THE INTERNET, YOU WILL NEED TO PROVIDE YOUR CONTROL NUMBER, HOLDER ACCOUNT NUMBER AND ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER             HOLDER ACCOUNT NUMBER              ACCESS NUMBER


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APPOINTMENT OF PROXYHOLDER

THE UNDERSIGNED SHAREHOLDER ("REGISTERED SHAREHOLDER") OF ROCHESTER RESOURCES LTD. (THE "CORPORATION") HEREBY APPOINTS: Nick DeMare, or failing this person, Marc Cernovitch, or failing this person, Harvey Lim,

                                       OR

_______________________________ PRINT THE NAME OF THE PERSON YOU ARE APPOINTING IF THIS PERSON IS SOMEONE OTHER THAN THE CHAIRMAN OF THE MEETING.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Rochester Resources Ltd. to be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia on Wednesday, November 19, 2008 at 10:00 a.m. (PST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

                                                               FOR      AGAINST
1.   NUMBER OF DIRECTORS
     To determine the number of Directors at six.              _____      _____

                                                               FOR      WITHHOLD
2.   ELECTION OF DIRECTORS
     01.  Alfredo Parra                                        _____      _____

     02.  Eduardo Luna                                         _____      _____

     03.  Marc Cernovitch                                      _____      _____

     04.  Nick DeMare                                          _____      _____

     05.  Joseph Keane                                         _____      _____

     06.  Lindsay Bottomer                                     _____      _____


                                                               FOR      WITHHOLD
3.   APPOINTMENT OF AUDITORS
     Appointment of D & H Group LLP as Auditors of the
     Corporation for the ensuing year  and authorizing
     the Directors to fix their remuneration.                  _____      _____

                                                               FOR      AGAINST
4.   STOCK OPTION PLAN
     To consider, and if thought fit, to pass an
     ordinary resolution to ratify and approve the
     Corporation's stock option plan.                          _____      _____

                                                               FOR      AGAINST
5.   TRANSACT OTHER BUSINESS
     To transact such other business as may properly
     come before the Meeting                                   _____      _____

________________________________________________________________________________

AUTHORIZED SIGNATURE(S) - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.


________________________________________           _____________________________
SIGNATURE(S)                                       DATE



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